UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-35575

Cencosud S.A.
 (Exact name of registrant as specified in its charter)

Av. Kenedy 9001, Piso 6
Las Condes, Santiago
Chile
+56 (2) 2959-0545
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares, no par value
American Depositary Shares, each of which represents three (3) common shares
 (Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) ⌧ (for equity securities)	Rule 12h-6(d) ☐ (for successor registrants)

Rule 12h-6(c) ☐ (for debt securities)	Rule 12h-6(i) ☐ (for prior Form 15 filers)

PART I

Item 1.   Exchange Act Reporting History

A.
Cencosud S.A. (“Cencosud”) first incurred the duty to file reports under section 13(a) or section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) on June 21, 2012, the date that its registration statement on Form F-1 (Registration No. 333-181711) was declared effective by the Securities and Exchange Commission (the “Commission”). On June 6, 2017, Cencosud filed a Form 25 with the Commission in connection with its delisting of its American Depositary Shares from the New York Stock Exchange, terminating the associated registration under Section 12(b) of the Exchange Act.

B.
Cencosud has filed or submitted all reports required under Exchange Act section 13(a) or 15(d) and corresponding Commission rules for the 12 months preceding the filing of this form. Cencosud has filed at least one annual report under section 13(a).

Item 2.   Recent United States Market Activity

Cencosud’s securities were last sold in the United States in a registered offering under the Securities Act of 1933 required to be disclosed under this Item on July 14, 2016, pursuant to a Registration Statement on Form F-3.

Item 3.   Foreign Listing and Primary Trading Market

A.
Cencosud’s common shares are listed on the Santiago Stock Exchange, the Chile Electronic Stock Exchange and the Valparaíso Stock Exchange, which are referred to collectively as the Chilean Stock Exchanges, all located in Chile, which constitutes the primary trading market (as defined in Rule 12h-6(f) under the Exchange Act) for Cencosud’s common shares.

B.
Cencosud’s common shares were listed on the Santiago Stock Exchange, on the Chile Electronic Stock Exchange and on the Valparaiso Stock Exchange in 2004. Cencosud has maintained the listings of its common shares on such exchanges since such date, which is more than 12 months preceding the filing of this Form 15F.

C.
During the 12-month period beginning December 15, 2016 and ending December 27, 2017, 96.1% of trading in Cencosud’s common shares occurred on the Chilean Stock Exchanges in Chile.

Item 4.   Comparative Trading Volume Data

Not applicable.

Item 5.   Alternative Record Holder Information

On December 27, 2017, the number of United States resident record holders of Cencosud’s common shares, as determined pursuant to Rule 12h-6(e), was 232. Cencosud relied upon the assistance of Computershare, Broadridge Financial Solutions and Morales&Besa Ltda. to determine the number of record holders who are United States residents.

Item 6.   Debt Securities

Not applicable.

Item 7.   Notice Requirement

A.
Pursuant to Rule 12h-6(h), Cencosud disclosed its intent to terminate its duty to file reports under section 13(a) and section 15(d) of the Exchange Act by means of a press release issued on January 3, 2018.

B.
The press release described above was disseminated by Issuer Direct, the service Cencosud typically uses to publish its press releases in the United States, which disseminated the release to major newswire services, including Bloomberg and Reuters in the United States. Additionally, the press release was published on Cencusod’s Internet website. A copy of the press release is attached as Exhibit 1.1 to this Form 15F.

Item 8.   Prior Form 15 Filers

Not applicable.

PART II

Item 9.   Rule 12g3-2(b) Exemption

Cencosud will publish the information required under Rule 12g3-2(b)(1)(iii) on its Internet website at: http://investors.cencosud.com/English/investor-overview/default.aspx.

PART III

Item 10.  Exhibits

1.1 Press release dated January 3, 2018.

Item 11.  Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)
The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);
(2)
Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or
(3)
It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Cencosud S.A. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Cencosud S.A. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under Section 12(g) of the Exchange Act, or its duty to file reports under Section 13(a) or Section 15(d) of the Exchange Act, or both.

CENCOSUD S.A.
(Registrant)

By:	/s/ Sebastián Rivera Martínez
Name:	Sebastián Rivera Martínez
Title:	Legal Manager

Date: January 3, 2018